Exhibit 10.3
December 4, 2009
Mr. Pete Perez
c/o ConAgra Foods, Inc.
One ConAgra Drive
Omaha, NE 68102

Re:	Transition and Severance Agreement
Dear Pete:
This transition and severance agreement (“Agreement”) confirms our discussions regarding your transition period and departure from the company, which transition began October 30, 2009, and will continue through December 31, 2009 (“Transition Period”). You ceased being an Executive Officer as of October 30, 2009, and your last day of employment with ConAgra Foods, Inc. is expected to be December 31, 2009. Your termination date will be the earlier of (i) the time your employment with ConAgra Foods terminates, whether voluntary or involuntary, or (ii) December 31, 2009 (“Termination Date”). To accept this Agreement, you must execute it on December 31, 2009, at which time this Agreement will become effective (the “Effective Date”), unless you revoke the Agreement within the Revocation Period described below, in which case the Agreement will not be effective and you will not receive the consideration offered herein.
Transition Duties and Agreements
1. Employee’s Duties: During the Transition Period, you will receive objectives and duties directly from Rob Sharpe. It is expected that your performance, which includes adherence to the Operating Principles, remains satisfactory. However, this Agreement is not a contract of employment nor does it restrict ConAgra Foods’ right to discharge you during the term of the Agreement. At all times, you remain an at will employee.
2. Benefits: During the Transition Period, you will continue to receive all health, welfare, and retirement benefits, subject to plan provisions, available to executives of ConAgra Foods, and you will continue normal vesting in all retirement programs in which you have participated, through December 31, 2009.
3. Base Salary: During the Transition Period, your base salary will remain the same, paid bi-weekly, at an annual rate of $430,000, less applicable withholding required by law.
Severance Agreement
4. Severance Benefits: Your severance benefits will be structured as follows if you execute and do not revoke this Agreement:
a.	Beginning the first pay day following expiration of the Revocation Period described in paragraph 14 below, you will receive severance pay on the following schedule:
i.	from January 1, 2010, through December 31, 2010, you will be paid at an annual rate of $300,000, paid bi-weekly, less deductions required by law to be withheld; and

ii.	from January 1, 2011, through December 31, 2011, you will be paid at an annual rate of $430,000, paid bi-weekly, less deductions required by law to be withheld.
b.	In addition, provided you have satisfactorily complied with the transition requirements contained herein, and have complied with the remaining provisions within this Agreement, including, but not limited to, paragraph 9, then:

i.	on the first regular pay day after June 30, 2010, you shall receive a lump sum payment of $65,000, less deductions required by law to be withheld; and

ii.	on the first regular pay day after December 1, 2010, you shall receive a second lump sum payment of $65,000, less deductions required by law to be withheld.
c.	Provided you were enrolled in ConAgra Foods’ medical, dental or vision plans on the Termination Date, you and your dependents, if previously enrolled, will be eligible to continue coverage at your current coverage levels. Most individuals will be eligible for COBRA continuation for up to 18 months. If you execute and do not revoke this Agreement within the Revocation Period, subsequent to the Effective Date of this Agreement, ConAgra Foods will provide you with a bi-weekly payment during the time period during which you would have COBRA coverage if you were to elect it, to cover the entire premium cost for the level of coverage in effect for you and your dependents on the Termination Date, adjusted for changes in such cost during such period. Premium cost and payment information will be provided to you in a separate letter. PayFlex will mail the enrollment forms to your address of record within two to three weeks after your Termination Date. To enroll for COBRA coverage, you must return all applicable forms to PayFlex Systems, the COBRA administrator, within 60 days after receipt. Questions should be directed to PayFlex Systems at (800) 284-4885. If you do not elect COBRA coverage, your coverage will otherwise end on your Termination Date.

d.	Your 401(k) participation eligibility will end on your Termination Date. Vesting is according to the plan design schedule.

e.	No additional vacation will accrue after your Termination Date. Any vacation earned but unused will be paid you.

f.	The company agrees that no moneys under subparagraphs 4(a) or 4(b) will be required to be repaid solely because of your reemployment with another employer, unless you otherwise breach one of your agreements contained herein, including but not limited to, your agreements contained in paragraphs 8 and/or 9.
5.	Other Compensation and Equity:
a.	Management Incentive Plan: For Fiscal Year 2010, if you execute and do not revoke this Agreement within the Revocation Period, you will be eligible to participate in the MIP Plan, pursuant to the terms of the Plan (other than those relating to the forfeiture of awards upon termination from employment prior to the fourth quarter, which shall not apply). Your payout, if any, will remain subject to final approval by the Human Resources Committee (“HRC”) of the Board of Directors (in accordance with the HRC’s standard practices), but shall not take into consideration individual performance. Your payout will be calculated by multiplying the actual funded level approved by the HRC for the ConAgra Foods plan bonus pool generally (i.e., the funder level for the bonus pool in which I participate) by your target level based on your salary in effect immediately prior to the Effective Date. It will be paid out at the time all other participants receive their MIP payout.

b.	Performance Share Plan: Pursuant to the terms of the plan, all future payouts for the Fiscal Year 2008-2010, Fiscal Year 2009-2011, and Fiscal Year 2010-2012 performance cycles will be forfeited.

c.	Stock Options: At this time, you will not be eligible for additional awards; however, if you execute and do not revoke this Agreement within the Revocation Period, all previous grants will vest according to the schedule attached as Exhibit 1. If you execute this Agreement on December 31, 2009, ConAgra Foods shall execute amendments to your awards granted on February 14, 2004 (the “2004 Option Amendment), and July 15, 2009 (the “2009 Option Amendment”) in the forms attached as Exhibits 2 and 3. Because the 2009 Option Amendment will be executed and effective prior to the conclusion of the Revocation Period, and by your signature below, you agree that if you exercise those options within the Revocation Period, and subsequently revoke this Agreement during the Revocation Period, that you shall pay to ConAgra Foods the proceeds from the exercise of those options as specified in the 2009 Option Amendment within three business days following the date of revocation. The 2004 Option Amendment will become effective upon the expiration of the Revocation Period if you have not revoked this Agreement within the Revocation Period. If you revoke this Agreement within the Revocation Period, the 2004 Option Amendment will be void and of no further force or effect.

6.	Key Employee:
You understand that you are a Key Employee as defined by section 409A of the Internal Revenue Code for the current 12 month period. Accordingly, upon your termination, you may be identified as a key employee for the next 12 month period, and some of your compensation may be subject to the delayed payment requirements of 409A. Notwithstanding any provision in this Agreement to the contrary, the Agreement shall be interpreted, construed and conformed in accordance with 409A and regulations and other interpretative guidance issued thereunder (“409A”). For purposes of determining whether any payment made pursuant to the Plan results in a “deferral of compensation” within the meaning of 409A, ConAgra Foods shall maximize the exemptions available under 409A, and each payment to be made under the Agreement shall be treated as a separate payment for purposes of 409A.

7.	Outplacement:

If you execute and do not revoke this Agreement within the Revocation Period, ConAgra will pay you the gross amount of $7,750, less applicable withholding, within ten (10) business days following the Effective Date of this Agreement for your use in retaining your selected outplacement service provider.

8.	Non-Solicitation:

For two (2) years following the Effective Date, you agree not to encourage, directly or indirectly, any other employee of ConAgra Foods to quit or supplement their employment with ConAgra Foods, unless prior written approval is provided by ConAgra Foods. This includes engaging in any single or sole proprietorship, partnership, or consulting arrangement with you while they are actively employed with ConAgra Foods. You may, however, if independently contacted by a third party, provide a general reference for employees with whom you worked during your term of employment with ConAgra Foods.

9.	Non-Compete:

For two (2) years following the Effective Date you agree that you will not accept employment with any person, firm, corporation or business, including self-employment, sole proprietorship or consulting work, which is a direct competitor of ConAgra Foods or its affiliates, unless you receive prior written approval from ConAgra Foods. Direct competitor is defined as a company that manufactures product lines that compete with ConAgra Foods’ brands in the Convenient Meals, Snacks, Potatoes and Meal Enhancers pillars, and which are designated as such at the Effective Date. To receive prior written approval from ConAgra Foods, you should contact ConAgra Foods’ General Counsel, her designee or successor, providing the name of the potential employer, general description of the business conducted by the employer and a general description of your potential duties. If you violate any of the terms or conditions of this paragraph, then you may be subject to penalties and lawsuits for injunctive relief and money damages, which may be sought by ConAgra Foods. You agree that this covenant is fair and reasonable and further agree that this covenant is necessary to protect ConAgra Foods’ legitimate economic interest in maintaining the confidentiality of confidential and proprietary information, including trade secrets.

10.	Other Post Employment Obligations:

You agree to make yourself reasonably available to ConAgra Foods, and will:
a.	Through March 31, 2010, personally provide reasonable assistance and cooperation in providing or obtaining information for ConAgra Foods, and its representatives, concerning any ConAgra Foods matter of which you are knowledgeable.

b.	Personally provide to ConAgra Foods, or its representatives, reasonable assistance and cooperation relating to any pending or future lawsuits or claims, about which you are knowledgeable.

c.	Promptly notify me, in writing, if you receive any request from anyone other than ConAgra Foods for information regarding any potential claims or proposed litigation against ConAgra Foods or any of its affiliates.

d.	Refrain from engaging in any conduct, making comments, disparaging remarks or statements, the purpose or effect of which is to harm the reputation, good will, or commercial interests of ConAgra Foods, its management or leadership, or any of its affiliates. ConAgra Foods also agrees to refrain from engaging in any conduct or making comments or statements, the purpose or effect of which is to harm the reputation, good will, or interests of you.

e.	Refrain from providing any information related to any claim or potential litigation against ConAgra Foods, or its affiliates to any non-ConAgra Foods representatives, without either ConAgra Foods’ written permission or being required to provide information pursuant to legal process.

f.	If required by law to provide sworn testimony on ConAgra Foods or affiliate-related matters, you will consult with and have ConAgra Foods-designated legal counsel present for such testimony. ConAgra Foods will be responsible for the costs of such designated counsel and you will bear no cost for same. You will confine your testimony to items about which you have actual knowledge rather than speculation, unless otherwise directed by legal process.
You will be reimbursed shortly after an expense statement is received for reasonable travel, food, lodging and similar out-of-pocket expenses required to fulfill the cooperation provisions above.
11.	Confidentiality Agreement:

As an employee of ConAgra Foods, you agree that ConAgra Foods has developed and continues to develop and use commercially valuable confidential and/or proprietary technical and non-technical information which is vital to the success of ConAgra Foods’ business, and furthermore, that ConAgra Foods utilizes confidential information, trade secrets and proprietary customer information in promoting and selling its products and services. For purposes of the Agreement, you acknowledge that “Confidential Information” means ConAgra Foods’: human resource strategy plans, human resource data, marketing plans, market positions, strategy, budgets, long-range plans, customer information, sales data, personnel information; privileged information, or other information used by or concerning ConAgra Foods, where such information is not publicly available, or has been treated as confidential.

You agree that from this time forward you will not, either directly or indirectly, disclose, or use for the benefit of any person, firm, corporation or other business organization or yourself, any “Confidential Information” related to ConAgra Foods, or its affiliates.

You agree that you have and will keep the terms and amount of this Agreement completely confidential, except as required by applicable law, and that you have not, nor will you hereafter disclose any information concerning this Agreement to any person other than your present attorneys, accountants, tax advisors, or immediate family, and only if those persons agree to abide by the provisions of the paragraph.

12.	Return of ConAgra Foods Property

You agree to return to ConAgra Foods immediately upon termination, as applicable, your company vehicle and all files, records, documents, reports, and other business equipment, keys, and other physical, personal or electronically stored property of ConAgra Foods in your possession or control and to further agree that you will not keep, transfer or use any copies or excerpts of the foregoing items without the approval of ConAgra Foods. Notwithstanding the immediately preceding sentence, if you execute and do not revoke this Agreement within the Revocation Period, you may keep a company-issued computer and handheld device until May 30, 2010, during which time ConAgra Foods shall continue to support such equipment and pay for your domestic telephone and data services, provided that you shall remain subject to ConAgra Foods’ usage and security policies applicable to that equipment. You agree to return such equipment to ConAgra Foods within three (3) business days of May 30, 2010.

You agree to return to ConAgra Foods immediately upon termination all company-issued credit cards, to immediately cease use of all such cards and to make payment of any and all outstanding balances in accordance with cardholder agreements and the time limitations contained therein. You agree to provide no later than fourteen (14) days after your Termination Date, expense statements for all company authorized expenses, and where charged on company-issued credit cards, to use any reimbursement payments for the purpose of paying such charges.

13.	Release of ConAgra Foods:

In exchange for the benefits provided to you by ConAgra Foods, and except for ConAgra Foods’ obligations hereunder, you hereby release ConAgra Foods, and each of its agents, directors, officers, employees, representatives, attorneys, affiliates, and its and their predecessors, successors, heirs, executors, administrators and assigns, and all persons acting by, through, or under or in concert with any of them (collectively “Releasees”), or any of them, of and from any and all claims of any nature whatsoever, in law or equity, which you ever had, now have, or may have had relating to your employment, or termination of employment. This includes (i) all claims relating to salary, overtime, vacation pay, incentive bonus plans, including but not limited to the Management Incentive and/or Sales Incentive Plans (MIP/SIP); and/or severance pay, stock options, and any and all other fringe benefits, for which you were eligible during your employment and (ii) all claims under any employment agreement, change-in-control agreement or other agreements between you and ConAgra Foods, and/or its subsidiaries or affiliates; (iii) and all claims you may have against ConAgra Foods or its employees under Title VII of the Civil Rights Act of 1964; the Employee Retirement Income Security Act of 1974; the Americans with Disabilities Act; the Age Discrimination in Employment Act; the Older Workers Benefit Protection Act; the Family and Medical Leave Act; or any other federal, state, or local law or regulation regarding your employment or termination of employment.

If you are a California resident, you hereby waive and relinquish all rights and benefits afforded by Section 1542 of the Civil Code of California (or any other analogous federal or state law or regulation) and do so understanding and acknowledging the significance and consequences of this specific waiver of Section 1542. Section 1542 of the Civil Code of California states as follows: A general release does not extend to claims which the creditor does not know or suspect to exist in (his or her) favor at the time of executing the release, which if know to (him or her) must have materially affected (his or her) settlement with the debtor.

Thus, notwithstanding the provisions of Section 1542 and for the purposes of implementing a full and complete release by you, you expressly acknowledge that this Agreement is intended to include in its effect without limitation, all claims which you do not know or suspect to exist in your favor at the time of execution hereof, and that this Agreement contemplates the extinguishment of any such claim or claims.

This release shall not preclude an action to enforce the specific terms of this Agreement; to any claims based on acts or events after this Agreement has become effective; to any unemployment or workers compensation benefits to which you may be entitled; nor to benefits in which you have become vested under the Employee Retirement Income Security Act.

14.	Your Rights:

You understand that you have at least twenty-one (21) days to decide whether to accept this Agreement. However, as a term of this agreement, you must sign this agreement on December 31, 2009. If you sign this agreement before December 31, 2009, then this Agreement shall be voidable by ConAgra Foods. If you sign this agreement after December 31, 2009, then this Agreement shall be void. If you do decide to sign the Agreement, you have up to seven (7) days after signing (the “Revocation Period”) to change your mind. To revoke this Agreement, please write to Megan Belcher, Vice President & Chief Employment Counsel, ConAgra Foods, Inc., One ConAgra Drive, Omaha, NE 68102 – Fax (402) 917-9559, within the Revocation Period. No payments under this Agreement can be made until the first payday following the expiration of the Revocation Period. Therefore the timing of your signature may affect the timing of your receipt of severance payments. If the Revocation Period is NOT met prior to payroll processing, you will receive a retroactive payment on the following payday. You acknowledge you have been advised and should consult with an attorney with respect to your execution of this agreement.

If the above meets with your agreement, please sign and return one copy of this letter to me. An executed copy will be returned to you.
15. Set-Off: In the event that ConAgra has a reasonable basis to believe you have breached the terms of this Agreement, ConAgra may, in addition to any other rights and remedies, terminate this Agreement, offset any claims against you from any current or future sums, stock, stock options, or rights which may be due you or in which you may claim an interest. If there is a reasonable possibility the breach can be cured, you will be given thirty (30) days advance notice and an opportunity to cure any breach prior to a set-off.

16. Entire Agreement: Except as specifically provided herein, this Agreement constitutes the entire Agreement with respect to the subject matter hereof, and supersedes all previous agreements and understandings, whether written or oral, between ConAgra Foods and you. No modification or waiver of any provision of this Agreement will be valid unless in writing and signed by the legal department of ConAgra Foods and you.
17. Miscellaneous: The terms of this Agreement: (a) may be amended or canceled only by mutual agreement of you and ConAgra, in writing; (b) shall be construed in accordance with the law of the State of Delaware.
Pete, we look forward to your acceptance of this Agreement, which you can indicate by signing and returning a copy of this letter to me. Please remember you may only sign this agreement on December 31, 2009.
Sincerely,

/s/ Gary Rodkin
Gary Rodkin
CEO
ConAgra Foods, Inc.
Agreed & Accepted:

/s/ Pete Perez Pete Perez	December 31, 2009 Date

EXHIBIT 1

Exercisable at	Unexercisable at			Treatment if Agreement is Accepted and not
12/31/09	12/31/09	Strike Price	Expiration Date	Revoked
70,000	0	$26.17	2/11/2014	Under the terms of this Agreement, you will be allowed to exercise these options within three years of your Termination Date.
80,000	0	$23.14	7/24/2015
The terms of the agreement under which this option was granted shall control. Generally, this means that you will be allowed to exercise the vested portion of these options within 90 days of your Termination Date. Please contact Julie Griffin, VP of Compensation for assistance with that process.

120,000	0	$22.00	7/12/2013
The terms of the agreement under which this option was granted shall control. Generally, this means that you will be allowed to exercise the vested portion of these options within 90 days of your Termination Date. Please contact Julie Griffin, VP of Compensation for assistance with that process.

84,000	36,000	$26.80	7/16/2014
The terms of the agreement under which this option was granted shall control. Generally, this means that you will be allowed to exercise the vested portion of these options within 90 days of your Termination Date. Please contact Julie Griffin, VP of Compensation for assistance with that process. The unvested portion of these options will be forfeited upon your Termination Date.

48,000	72,000	$21.26	7/16/2015
The terms of the agreement under which this option was granted shall control. Generally, this means that you will be allowed to exercise the vested portion of these options within 90 days of your Termination Date. Please contact Julie Griffin, VP Compensation for assistance with that process. The unvested portion of these options will be forfeited upon your Termination Date.

0	120,000	$19.05	7/15/2016
Under the terms of this Agreement, your vesting in these options will be accelerated such that you will fully vest in these options as of 12/31/09 and will be allowed to exercise these options within three years of your Termination Date, subject to the potential repayment of the gross proceeds if you exercise these options within the Revocation Period and subsequently revoke this agreement, as set forth in this Agreement.